Points International Announces New Board Nominees

TORONTO - April 15, 2019 - Points International Ltd. (TSX: PTS) (Nasdaq: PCOM) (Points or the Company), the global leader in powering loyalty commerce, is pleased to announce that it has nominated two new directors, Leontine Atkins and Jane Skoblo, for election to its board of directors at its Annual and Special Meeting of Shareholders to be held on May 9, 2019. Ms. Atkins, a former Partner at KPMG, has a wealth of experience in corporate strategy and transaction advisory. Ms. Skoblo, Vice President of Digital Operations at Rogers Communications, has extensive financial and business experience having acted in various senior financial positions throughout her career, as well as experience in the loyalty industry. "Leontine and Jane are seasoned business leaders with exceptional skills and experiences, and I expect they will both be valuable contributors to the board," said David Adams, Chairman of the board of directors.

The Company also announced today that Charles Gillman will not be standing for re-election to the board of directors in order to allocate more time to his other business activities. "I would like to thank Chuck for his valuable contributions to Points and wish him success in his future endeavours," Mr. Adams commented.

Additional details on the full slate of board nominees, including Mses. Atkins and Skoblo, can be found in the Company's management information circular, which is available at www.sedar.com and www.sec.gov.

About Points International Ltd.

Points (TSX: PTS) (Nasdaq: PCOM) provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. The Company has a growing network of nearly 60 global loyalty programs integrated into its unique Loyalty Commerce Platform. Points offers three core private or co-branded services: its Loyalty Currency Retailing service, which retails loyalty points and miles directly to consumers; its Platform Partners service, which offers developers transactional access to dozens of loyalty programs and hundreds of millions of members via a package of APIs; and its Points Travel service, which helps loyalty programs increase revenue from hotel bookings, while enabling members to more effectively earn and redeem loyalty rewards. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, please visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points' financial information, visit investor.points.com.

Investor Relations Contact

Sean Mansouri or Cody Slach

Liolios

1-949-574-3860

IR@points.com